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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2005

COMMISSION FILE NO. 1 - 10421

        LUXOTTICA GROUP S.p.A.
VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F    ☒    Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐    No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group Net Sales for First Quarter 2005
Up Year-Over-Year by 34.8 percent

Milan, Italy—April 28, 2005—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three-month period ended March 31, 2005.

Consolidated financial highlights

First Quarter 20051

•
Sales: €1,037.0 million (+34.8%, +39.7% assuming constant exchange rates2)
-
Retail sales: €756.8 million (+47.4%); Retail comparable store sales3: +3.6%
-
Total wholesale sales: €326.9 million (+9.4%)
•
Operating income: €136.4 million (+13.6%); Operating margin: 13.2%
-
Retail operating income: €76.5 million (+19.5%); Retail operating margin: 10.1%
-
Wholesale operating income: €77.7 million (+14.3%); Wholesale operating margin: 23.8%
•
Net income: €76.3 million (+7.3%); Net margin: 7.4%
•
Earnings per share: €0.17 (US$0.22 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: "We are particularly pleased with our results for the first quarter. Both the retail and wholesale divisions performed quite well. In particular, the strong results of the retail division confirm that the Cole National integration continues to make progress and is on track, reflecting its importance to the growth of our overall business."

Within retail, our optical and sun brands continued to perform better than the market, especially in terms of profitability, which improved at all our chains. In North America, profitability continued to rise notwithstanding the significant resources dedicated to the integration of the recently acquired Cole National business and its historically significantly lower profitability. In Asia Pacific, our retail business showed a further improvement in profitability, while our overall business is picking up momentum after OPSM Group became a wholly-owned subsidiary of Luxottica Group.

In the quarter, wholesale sales to third parties rose by 9.6% (by 10.6% assuming constant exchange rates), while operating margin for the entire wholesale division reached 23.8%, up 100 bps year-over-year despite the nearly five percent devaluation of the U.S. Dollar against the Euro for the quarter. These results reflect the strengthening of our brand portfolio and improved penetration in several markets. Key house brands continued to perform strongly—Ray-Ban and Vogue above all—showing potential for additional growth in new markets. The Donna Karan eyewear collections, originally launched in January of this year, were well received by the market, although our results benefited only partially from their impact.

Cash flow generation for the quarter was positive. As of March 31, 2005, consolidated net outstanding debt was €1,657.2 million, compared with €1,716.0 million as of December 31, 2004, reflecting a net improvement of €58.8 million. Assuming constant exchange rates, consolidated net outstanding debt would have improved by €91 million.

For the quarter, the tax rate rose, as expected, to 38.0 percent, from 35.0 percent for the first quarter of 2004.

Luxottica Group consolidated results for the quarter include the consolidation of the Cole National business.

Forecast for fiscal year 2005

Luxottica Group, based on a €1 = US$1.30 average exchange rate for the full year and an expected tax rate of between 37 percent and 40 percent, confirms the previously announced forecast for fiscal year 2005:

•
Sales: between €4,000 million and €4,150 million

•
Earnings per share: between €0.68 and €0.70 (earnings per ADS between US$0.88 and US$0.91)

Luxottica Group's consolidated results for the first quarter of 2005 were approved today by its Board of Directors.

About Luxottica Group S.p.A.
Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Australia and Poland; one 75%-owned subsidiary in Israel; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore; one 49%-owned subsidiary in the United Arab Emirates; and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ's Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003, the Group acquired control of OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal year 2004, Luxottica Group posted net sales and net income of €3,223.9 million and €286.9 million, respectively. Additional information on the company is available on the web at www.luxottica.com.
Safe Harbor Statement

Certain statements in this press release may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group's managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and
Luxottica Group does not assume any obligation to update them.

Contacts
Luxottica Group S.p.A. Luca Biondolillo, Head of Communications Email: LucaBiondolillo@Luxottica.com
Alessandra Senici, Manager, Investor Relations Email: AlessandraSenici@Luxottica.com Tel.: +39 (02) 8633-4062
In the U.S., agency contact: Breakstone & Ruth International Alexander Fudukidis E-mail: Afudukidis@breakstoneruth.com Tel.: +1 (646) 536-7012

All comparisons, including percentage changes, are between the three-month periods ended March 31, 2005, and 2004.

Excludes the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. See notes to attached tables for more information.

3
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the first quarter of 2005 includes relevant stores of the former Cole National business as if the Cole National acquisition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004, acquisition date.

-TABLES TO FOLLOW-

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2005, AND MARCH 31, 2004

KEY FIGURES IN THOUSANDS OF EURO(4)
	1Q05	1Q04(5)	% Change
NET SALES	1,037,001	769,118	34.8%
NET INCOME	76,338	71,175	7.3%
EARNINGS PER SHARE (ADS)(2)	0.17	0.16

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.17	0.16

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1)(4)
	1Q05	1Q04(5)	% Change
NET SALES	1,359,817	961,166	41.5%
NET INCOME	100,102	88,949	12.5%
EARNINGS PER SHARE (ADS)(2)	0.22	0.20
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.22	0.20

Notes	1Q05	1Q04
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3113	1.2497
(2) Weighted average number of outstanding shares	449,223,438	448,083,878
(3) Fully diluted average number of shares	452,000,715	450,048,038
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.
(5) Certain amounts of 2004 have been reclassified to conform to 2005 presentation.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2005, AND MARCH 31, 2004

In thousands of Euro(1)	1Q05	% of sales	1Q04(2)	% of sales	% Change
NET SALES	1,037,001	100.0%	769,118	100.0%	34.8%
COST OF SALES	(334,058)		(244,045)
GROSS PROFIT	702,943	67.8%	525,073	68.3%	33.9%
OPERATING EXPENSES:
SELLING EXPENSES	(373,552)		(264,617)
ROYALTIES	(16,547)		(13,475)
ADVERTISING EXPENSES	(65,666)		(46,134)
GENERAL AND ADMINISTRATIVE EXPENSES	(97,684)		(70,127)
TRADEMARK AMORTIZATION	(13,046)		(10,611)
TOTAL	(566,495)		(404,963)
OPERATING INCOME	136,448	13.2%	120,110	15.6%	13.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(15,807)		(12,082)
INTEREST INCOME	1,955		1,370
OTHER—NET	6,481		4,362
OTHER INCOME (EXPENSES) NET	(7,371)		(6,351)
INCOME BEFORE PROVISION FOR INCOME TAXES	129,077	12.4%	113,759	14.8%	13.5%
PROVISION FOR INCOME TAXES	(49,049)		(39,870)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	80,028		73,889
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(3,690)		(2,714)
NET INCOME	76,338	7.4%	71,175	9.3%	7.3%
EARNINGS PER SHARE (ADS)(1)	0.17		0.16
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.17		0.16
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,223,438		448,083,878
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,000,715		450,048,038

Notes

(1)
Except earnings per share (ADS), which are expressed in Euro.

(2)
Certain amounts of 2004 have been reclassified to conform to 2005 presentation.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2005, AND DECEMBER 31, 2004

In thousands of Euro	March 31, 2005	December 31, 2004 (1)
CURRENT ASSETS:
CASH	365,500	257,349
ACCOUNTS RECEIVABLE	503,502	406,437
SALES AND INCOME TAXES RECEIVABLE	13,676	33,120
INVENTORIES	410,191	433,158
PREPAID EXPENSES AND OTHER	81,248	69,151
DEFERRED TAX ASSETS — CURRENT	87,056	104,508
TOTAL CURRENT ASSETS	1,461,173	1,303,723
PROPERTY, PLANT AND EQUIPMENT — NET	629,029	599,245
OTHER ASSETS
INTANGIBLE ASSETS — NET	2,578,492	2,473,053
INVESTMENTS	13,707	156,988
OTHER ASSETS	58,334	23,040
SALES AND INCOME TAXES RECEIVABLES	296	9
TOTAL OTHER ASSETS	2,650,829	2,653,090
TOTAL	4,741,031	4,556,058
CURRENT LIABILITIES:
BANK OVERDRAFTS	373,274	290,531
CURRENT PORTION OF LONG-TERM DEBT	330,053	405,369
ACCOUNTS PAYABLE	216,050	222,550
ACCRUED EXPENSES AND OTHER	371,692	376,779
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	11,021	8,802
INCOME TAXES PAYABLE	35,296	12,722
TOTAL CURRENT LIABILITIES	1,337,386	1,316,753
LONG TERM LIABILITIES:
LONG TERM DEBT	1,319,395	1,277,495
LIABILITY FOR TERMINATION INDEMNITIES	53,225	52,656
DEFERRED TAX LIABILITIES — NON CURRENT	200,257	215,891
OTHER	192,634	173,896
TOTAL LONG TERM LIABILITIES	1,765,511	1,719,938
COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	10,735	23,760
SHAREHOLDERS' EQUITY:
455,924,373 ORDINARY SHARES AUTHORIZED AND ISSUED—449,489,587 SHARES OUTSTANDING	27,355	27,312
NET INCOME	76,338	286,874
RETAINED EARNINGS	1,523,706	1,181,421
TOTAL SHAREHOLDERS' EQUITY	1,627,399	1,495,607
TOTAL	4,741,031	4,556,058

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2005, AND MARCH 31, 2004
—SEGMENTAL INFORMATION—

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail (in thousand of U.S. Dollars)	Inter-Segments Transaction and Corporate Adj.	Consolidated
2005
Net Sales	326,873	756,772	992,353	(46,644)	1,037,001
EBITDA	89,650	102,986	135,045	(9,684)	182,952
% of sales	27.4%	13.6%			17.6%
Operating income	77,743	76,496	100,309	(17,791)	136,448
% of sales	23.8%	10.1%			13.2%
Capital Expenditure	26,958	12,735	16,700	—	39,693
Depreciation & Amortization	11,907	26,490	34,736	8,107	46,504
Assets	1,576,238	1,146,932	1,487,456	2,017,862	4,741,031
2004(1)
Net Sales	298,730	513,329	641,507	(42,941)	769,118
EBITDA	80,232	81,354	101,668	(6,174)	155,412
% of sales	26.9%	15.8%			20.2%
Operating income	68,002	64,008	79,991	(11,900)	120,110
% of sales	22.8%	12.5%			15.6%
Capital Expenditure	4,167	8,790	10,985	—	12,957
Depreciation & Amortization	12,230	17,346	21,677	5,727	35,302
Assets	1,559,702	892,679	1,097,281	1,530,653	3,983,034
2004 As adjusted(2)
Net Sales	298,730	748,776	935,745	(43,271)	1,004,235
EBITDA	80,232	83,200	103,975	(6,174)	157,258
% of sales	26.9%	11.1%			15.7%
Operating income	68,002	56,061	70,059	(14,697)	109,366
% of sales	22.8%	7.5%			10.9%
Depreciation & Amortization	12,230	27,139	33,916	8,524	47,893

Notes

(1)
Certain amounts of 2004 have been reclassified to conform to 2005 presentation.

(2)
These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Cole National for both years 2004 and 2005. They reflect the consolidation of Cole National results for the first three months of 2004 (as it is in 2005). This information does not purport to be indicative of the actual result that would have been achieved had the Cole National acquisition been completed as of January 1, 2004.

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005, AND MARCH 31, 2004
ASSUMING CONSTANT EXCHANGE RATES

In million of Euro	1Q 2004 U.S. GAAP results	1Q 2005 U.S. GAAP results	Adjustment for constant exchange rates	1Q 2005 adjusted results
Consolidated net sales	769.1	1,037.0	37.8	1,074.8
Manufacturing/wholesale net sales	298.7	326.9	4.5	331.4
Retail net sales	513.3	756.8	35.3	792.1

Notes

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2005 and the first quarter of 2004 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2004. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS
FOR THE QUARTER ENDED MARCH 31, 2005,
PURSUANT TO CONSOB COMMUNICATION N. 27021 OF APRIL 7, 2000 AND
IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED MARCH 31, 2005

In thousands of Euro (1)	US GAAP 2005	IAS 19	IFRS 2	IFRS 3	Total IAS/IFRS	IAS / IFRS 2005
		Benefit plans	Stock option	Business combination	Adjustment
NET SALES	1,037,001					1,037,001
COST OF SALES	(334,058)					(334,058)
GROSS PROFIT	702,943					702,943
OPERATING EXPENSES:
SELLING EXPENSES	(373,552)					(373,552)
ROYALTIES	(16,547)					(16,547)
ADVERTISING EXPENSES	(65,666)					(65,666)
GENERAL AND ADMINISTRATIVE EXPENSES	(97,684)	929	(1,874)	(659)	(1,604)	(99,287)
TRADEMARK AMORTIZATION	(13,046)					(13,046)
TOTAL	(566,495)	929	(1,874)	(659)	(1,604)	(568,098)
OPERATING INCOME	136,448	929	(1,874)	(659)	(1,604)	134,844
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(15,807)					(15,807)
INTEREST INCOME	1,955					1,955
OTHER—NET	6,481					6,481
OTHER INCOME (EXPENSES) NET	(7,371)					(7,371)
INCOME BEFORE PROVISION FOR INCOME TAXES	129,077	929	(1,874)	(659)	(1,604)	127,473
PROVISION FOR INCOME TAXES	(49,049)	(354)	712	264	621	(48,428)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	80,028	575	(1,162)	(396)	(982)	79,046
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(3,690)	—			—	(3,690)
NET INCOME	76,338	575	(1,162)	(396)	(982)	75,356
EARNINGS PER SHARE (ADS)(1)	0.17					0.17
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.17					0.17
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,223,438					449,223,438
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,000,715					452,000,715

Notes

(1)
Except earnings per share (ADS), which are expressed in Euro

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: April 28, 2005	ENRICO CAVATORTA,
CHIEF FINANCIAL OFFICER

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LUXOTTICA GROUP CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005, AND MARCH 31, 2004
LUXOTTICA GROUP CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005, AND MARCH 31, 2004
LUXOTTICA GROUP CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2005, AND DECEMBER 31, 2004
LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005, AND MARCH 31, 2004 —SEGMENTAL INFORMATION—
LUXOTTICA GROUP NON-GAAP COMPARISON OF CONSOLIDATED NET SALES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005, AND MARCH 31, 2004 ASSUMING CONSTANT EXCHANGE RATES
LUXOTTICA GROUP RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE QUARTER ENDED MARCH 31, 2005, PURSUANT TO CONSOB COMMUNICATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB COMMUNICATION DME/5015175 DATED MARCH 10, 2005.
CONSOLIDATED INCOME STATEMENT FOR THE QUARTER ENDED MARCH 31, 2005